June 4, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of EATON CAPITAL UNLIMITED COMPANY, guaranteed by EATON CORPORATION PLC and certain of its wholly-owned direct and indirect subsidiaries, under the Exchange Act of 1934:

- 3.625% Senior Notes due 2035
- 4.450% Senior Notes due 2030

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com